November 18, 2009
Via Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
And Document Incorporated by Reference
Filed March 9, 2009
File No. 000-28167
Dear Mr. Spirgel,
          Alaska Communications Systems Group, Inc. (“the Company”), provides the following information in response to the comments contained in the correspondence of the staff of the U. S. Securities and Exchange Commission (the “Staff”), dated November 5, 2009 relating to the Company’s above-referenced filings (the “Filings”).
          In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.
     .
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis....page 26
Liquidity and Capital Resources, Page 34
1.	You state in the first paragraph on page 36 that you believe you have sufficient cash provided by operations, and available borrowing capacity under your revolving credit facility to service your debt, pay your quarterly dividends and fund your operations, capital expenditures and other obligations over the next 12 months. In future filings, please also provide a robust discussion of your ability to satisfy your long-term liquidity needs. For example, we note that you have significant long-term debt due in 2012-2013. If a material deficiency in long-term liquidity is identified, you should disclose the deficiency, as well as disclose your proposed remedy, that you have not decided on a remedy, or that you are currently unable to address the deficiency. For more information, please refer to Section III.C. of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).
          In response to the Staff’s comment, the Company will provide in its future Quarterly report on Form 10-Q and Annual Report on Form 10-K filings a more robust discussion of the Company’s long-term cash and financing needs and the Company’s plans to meet those needs, if any. In the event the Company identifies a material deficiency in its long-term liquidity and capital resources, the Company will disclose the deficiency and, to the extent applicable, (i) its proposed remedy, (ii) that it has not decided on a remedy or (iii) that it is currently unable to address the deficiency.
Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K
Compensation Discussion and Analysis, page 13 of the Proxy Statement
2.	We note the Compensation and Personnel Committee primarily determines the annual cash incentive awards, performance-accelerated restricted stock awards, long-term performance-accelerated restricted stock awards, and performance share units based upon attainment of certain performance targets (e.g., EBITDA less capital expenditures). We also note that in March 2009 the Committee determined that you achieved results that were “100.8% of target.” While we note your disclosure on page 15 of the EBITDA performance target for the year ending December 31, 2009, you have not disclosed the performance targets related of 2008 awards. In future filings, please disclose the performance targets or objectives that must be reached for payments to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K.
          In response to the Staff’s comments, the Company will disclose in its applicable future filings the performance targets or objectives that must be reached for payments to each named executive officer as required by Item 402 of Regulation S-K; provided however, that the Company retains its right in the future to elect not to disclose such information, if, in accordance with Instruction 4 to Item 402(b), “target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm” to the Company.
Grants of Plan-based Awards, page 22 of the Proxy Statement
3.	In future filings, please disclose the actual grant date for equity-based awards, as required by Item 402(d)(2)(ii) of regulation S-K.

          In response to the Staff’s comment, in future filings the Company will disclose the actual grant date for equity-based awards, as required by Item 402(d)(2)(ii) of regulation S-K.
Outstanding Equity Awards at Fiscal Year-end, page 23 of the Proxy Statement
4.	In future filings, please disclose by footnote the vesting dates of options, shares of stock, and equity incentive awards held at fiscal year end, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.
          In response to the Staff’s comments, in future filings the Company will disclose by footnote the vesting dates of options, shares of stocks and equity incentive plan awards held at fiscal year end, as required by Item 402(f)(2) of Regulation S-K.
Director Compensation, page 25 of the Proxy Statement
5.	In future filings, please disclose by footnote the aggregate number of stock awards outstanding, as required by instruction to Item 402(k)(2)(iii).
          In response to the Staff’s comment, in future filings the Company will disclose by footnote the aggregate number of stock awards outstanding required by Instruction 402(k)(2)(iii) of Regulation S-K.
Form 10-K/A for the fiscal Year Ended December 31, 2008, filed June 10, 2009
6.	We note that your Form 10-K/A filed June 10, 2009 did not include as exhibits the certifications required by Rule 13a-14(a) and Rule 13a-14(b). Please note that under the Exchange Act Rule 12b-15, amendments to any report required to include the certifications as specified in Exchange Act 13a-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certification as specified in 13a-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant. Therefore, please amend your Form 10-K to include these required certifications.
          In response to the Staff’s comment, the Company notes, supplementally, that the 10-K/A filing corrected an administrative matter regarding a report issued by KPMG, the Company’s independent registered public accounting firm, and did not affect any Company disclosure or Company financial statements. The original filing did not contain certain text of KPMG’s Report of Independent Registered Public Accounting Firm relating to its examination of the Company’s financial information included on Schedule II — Valuation and Qualifying Accounts.

          The Company understands, however, an amendment to any report required to include the certifications specified in Rule 13a-14(a) or Rule 15d-14(a) must include new certifications by each principal executive and principal financial officer of the Company, and an amendment to any report required to be accompanied by the certifications as specified in Rule 13a-14(b) or Rule 15d-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the Company.
          In further response to the Staff’s comments, and in accordance with its guidance set forth under the heading “Question 17” of the Division of Corporation Finance’s “Sarbanes-Oxley Act of 2002 —Frequently Asked Questions,” (as most recently revised on November 14, 2002) as well as in accordance with the regulations specified above, the Company will re-file the entire Form 10-K/A to include the required certifications.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments to me at (907) 564-7512. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (907) 297-3100. Thank you for your assistance.
Sincerely,

/s/ David Wilson
David Wilson
Executive Vice President and Chief Financial Officer
Alaska Communications Systems Group, Inc.